SPARROWTECH RESOURCES, INC.

April 21, 2009 (hereinafter, the Effective Date)

Letter of Intent ("LOI")

BETWEEN:

SPARROWTECH RESOURCES, INC. ("SPARROWTECH") a body incorporated pursuant to the laws of Nevada. (The "Optionor")

AND

URANIUM HUNTER, INC. ("URANIUM HUNTER") a body incorporated pursuant to the laws of Nevada. (The "Optionee")

This letter of intent is to outline the basic initial option ("Initial Option") for URANIUM HUNTER to option, from SPARROWTECH mineral claims BLM/AMC 294529 D.A.R #1, Page 88-6964 and BLM/AMC 294535 D.A.R. #7, Page 88-6970 situated in, La Paz, Arizona, USA collectively generally known and described as the 'Eagle Nest Mining Property' ("EAGLE NEST", or the "Property") herein, the right to earn up to a 49% interest in the Property.

The Initial Option period will be for a maximum of one year from the Effective Date.

URANIUM HUNTER will pay SPARROWTECH US$10,000, upon signing and US$35,000 by May 31, 2009. URANIUM HUNTER will also issue two (2) million shares of its common stock of (OTCBB: URHN) to SPARROWTECH by May 15, 2009 to be payable in restricted common stock from the Treasury subject to resale restrictions pursuant to the Securities Act.

Further, URANIUM HUNTER will pay SPARROWTECH US$15,000 on the anniversaries of April 21, 2010 April 21, 2011 and April 21, 2012 respectively.

In addition, URANIUM HUNTER will spend US$150,000 toward exploration of the Property over the next 12 months. URANIUM HUNTER is aware of all Net Smelter Royalty agreements between prospectors and the Optionor on the Property, and will assume those liabilities. During the initial option period, SPARROWTECH will be the operator managers of the exploration programs on the property. As manager, SPARROWTECH will be entitled to a 15% administration fee on exploration expenditures ("Expenditures"), which is to include all costs associated with maintenance and further exploration of the property, made on behalf of the Optionee. Expenditures for the initial option period, including the applicable administration fee and any taxes or other costs associated with general property and claim maintenance, will be for a minimum of US$60,000 in the first three months of the agreement, US$90,000 within the first nine months and a total of US$150,000 within the first twelve months of this agreement.

Expenditures incurred by SPARROWTECH on or after April 21, 2009 and paid for by URANIUM HUNTER, will qualify as exploration expenditures for the earn-in interest. All costs related to keeping the properties in good standing during the term of the option agreement

including but not limited to property taxes and costs to maintain the concessions in good standing will be considered allowed exploration expenditures for the purposes of the earn in. SPARROWTECH will be responsible for tracking property taxes and costs to maintain the concessions in good standing.

The Initial Option is offered under the following terms:

The Optionor hereby grants to the Optionee the right and option to acquire an interest in the Property by the making the following payments to the Optionor plus the cost of expenditures for Mining Work ("Expenditures") and issuing shares of its capital as follows:

1.	Deposit due on signing of this LOI	US$10,000
	Due May 31, 2009	US$35,000
	Work program commitment:	
	Within three months - Before July 21, 2009	US $60,000
	Within nine month - Before January 21, 2010	US $90,000
	Total within one year - Before April 21, 2010	US$150,000

2. The Optionee will issue two (2) million common shares of the Optionee's Common stock to the Optionor by May 15, 2009.

3. On subsequent anniversary dates, the Optionee will pay US$15,000 to the Optionor:

April 21, 2010	US$15,000
April 21, 2011	US$15,000
April 21, 2012	US$15,000

Any expenditure in excess of the expenditures for such period shall be credited towards the expenditures required for a succeeding period or periods.

The Common stock to fulfill the Share requirement shall be issued to SPARROWTECH RESOURCES, INC.

The Initial Option may be terminated by URANIUM HUNTER at their sole discretion any time after the exploration payments for the initial minimum of nine months of assessment work and taxes are paid. If URANIUM HUNTER elects to terminate the Initial Option, URANIUM HUNTER will have not acquired any interest in the Property.

SPARROWTECH and URANIUM HUNTER agree that in order for EAGLE NEST to be developed a work program will be required for sample testing including but not limited to: assay, concentration, chemistry and leech plus a drilling program will be required to identify the probable reserves. Both parties agree that should the due diligence deem it warranted, a budget will be developed to determine costs required to build a processing plant that may include milling, crushing, concentrating and refining to bring EAGLE NEST into production.

INITIAL OPTION EXERCISED

Upon the fulfillment of the Expenditure and share requirements in the initial option period, the Optionee shall be deemed to have earned right to enter into a **definitive option agreement in substantially the form attached as Schedule A,** for an undivided 49% interest in the Property (the "Option Exercise"), subject always to compliance with the provisions of various exchanges.

The Optionee:

URANIUM HUNTER, INC.

Reno J. Calabrigo, President

The Optionor:

SPARROWTECH RESOURCES, INC.

Cornelia Volino, President

Schedule A

OPTION AGREEMENT EAGLE NEST PROPERTY

THIS AGREEMENT is dated for reference the 21st day of April 2009.

BETWEEN:

SPARROWTECH RESOURCES, INC. ("SPARROWTECH") a body incorporated pursuant to the laws of Nevada,

(The "Optionor")

OF THE FIRST PART

AND

URANIUM HUNTER, INC. ("URANIUM HUNTER"), a body incorporated pursuant to the laws of Nevada.

(The "Optionee")

OF THE SECOND PART

WHEREAS:

A. The Optionor is the legal and beneficial owner of, and/or has or is in the process of acquiring the legal right to acquire legal and beneficial owner of, the Claim(s) BLM/AMC 294529 D.A.R #1, Page 88-6964 and BLM/AMC 294535 D.A.R. #7, Page 88-6970, which are located in the township of La Paz in the State of Arizona, and collectively generally known and described as the "Eagle Nest Mining Property". And;

B. The Optionor has agreed to grant an option to the Optionee to acquire up to a 49% Interest in the Property in consideration of the Optionee undertaking a work program on the Property aggregating US$150,000, paying SPARROWTECH US$10,000 upon signing of the LOI and a further US$35,000 by May 31, 2009 in cash and issuing an aggregate of two (2) million shares of restricted common stock from the Treasury of the Optionee to SPARROWTECH by May 15, 2009 subject to resale restrictions pursuant to the Securities Act as set forth herein;

C. The Optionor is a Pink Sheet listed company;

B. The Optionor and Optionee have already entered an agreement, the Initial Option, Agreement, attached as Appendix A, the terms of which shall consolidate with the terms of this agreement, and shall have the effect of reducing Optionee's commitments under this agreement by contributions and/or payments to date by Optionee to date.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the sum of $10 now paid by the Optionee to the Optionor, the receipt and sufficiency of which is hereby expressly acknowledged, and of the mutual promises, covenants, conditions, representations and warranties herein set out, the parties hereto agree as follows:

1. INTERPRETATION

1.1 For the purposes of this Agreement, including the recitals and any schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and expressions shall have the following meanings:

(a) "Agreement" means this Agreement, as amended from time to time;

(b) "Area of Interest" means that area within 2 kilometers from the boundary of any of the claims comprising the Property;

(c) "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law or any permit issued under any such Environmental Law, including, without limitation:

(i) Any and all claims by governmental or regulatory authorities for enforcement, clean-up, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law; and

(ii) Any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from hazardous materials, including any release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment;

(d) "Environmental Law" means all requirements of the common law, civil code or of environmental, health or safety statutes, regulations, rules, ordinances, policies, orders, approvals, notices, licenses, permits or directives of any federal, state, territorial, provincial or local judicial, regulatory or administrative agency, board or governmental authority including, but not limited to those relating to (i) noise, (ii) pollution or protection of the air, surface water, ground water or land, (iii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, (iv) exposure to hazardous or toxic substances, or (v) the closure, decommissioning, dismantling or abandonment of any facilities, mines or workings and the reclamation or restoration of lands;

(e) "Effective Date" means the date on which the Initial Option Agreement was executed and delivered;

(f) "Mining Work" means every kind of work done on or in respect of the Property or the products there from by or under the direction of or on behalf of or for the benefit of a party and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores, metals and concentrates, surveying and bringing any mineral claims or other interests to lease or patent, reporting and all other work usually considered to be prospecting, exploration, development and mining work;

(g) "Option" means the sole and exclusive right and option to acquire and undivided 49% legal and beneficial interest in the Property;

(h) "Property" means those mineral properties more particularly described in Schedule "A" hereto together with any surface rights, mineral rights, personal property and permits associated therewith, and shall include any renewal thereof and any other form of successor or substitute title thereto;

1.2 In this Agreement, all dollar amounts are expressed in lawful currency of the United States of America.

1.3 The titles to the respective Articles hereof shall not be deemed to be a part of this Agreement but shall be regarded as having been used for convenience only.

1.4 Words used herein importing the singular number shall include the plural, and vice-versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice-versa, and words importing persons shall include firms, partnerships and corporations.

2. REPRESENTATIONS AND WARRANTIES

2.1 The Optionee represents and warrants to the Optionor that:

(a) It has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement;

(b) It has full power and has received full corporate authority for the execution, delivery and performance of this Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance

required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under any indenture, agreement or other instrument whatsoever to which they are a party or by which they are bound or to which they may be subject and will not contravene any applicable laws;

(c) Any matters which arise which impede or delay the progress of work on the property by the Optionee or which may reasonably be anticipated to impede or delay the progress of work on the Property, for whatever cause, must be reported to the Optionor in a timely manner.

2.2 The Optionor represents and warrants to the Optionee that:

(a) It has full legal capacity and competence to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of their obligations and duties hereunder;

(b) It has full power and authority for the execution, delivery and performance of this Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under any indenture, agreement or other instrument whatsoever to which they are a party or by which they are bound or to which they may be subject and will not contravene any applicable laws;

(c) The Optionor is in the process of acquiring the legal right to acquire legal and beneficial ownership of an undivided 100% right, title and interest in and to claims of the Property, subject to a Net Smelter Royalty;

(d) The Property is properly and accurately described in Schedule "A" hereto, and is in good standing under the laws of the jurisdiction in which the Property is located to and the conditions on and relating to the Property respecting all past and current operations thereon are to the best of its knowledge in compliance with all applicable federal and state laws including all Environmental Laws;

(e) All taxes, assessment, rentals, levies or other payments relating to the Property and required to be made to any federal and state governmental instrumentality have been made;

3. OPTION

3.1 The Optionor hereby grants to the Optionee the sole and exclusive right and option to acquire a 49% undivided interest in the Property by the making of payments and expenditures for Mining Work ("Expenditures") and issuing shares of its capital as follows:

(a) The Optionee to spend US$150,000 in expenditures on the Property within 12 months of the Effective date (firm commitment);

(b) The Optionee to pay to the Optionor $45,000 in cash ($10,000 upon signing, the balance of US$35,000 by May 31, 2009, and issue two (2) million shares of common stock of the Optionee to the Optionor by May 15, 2009.

(c) On subsequent anniversary dates, the Optionee to pay US$15,000 to the Optionor:

April 21, 2010	US$15,000
April 21, 2011	US$15,000
April 21, 2012	US$15,000

Any Expenditure in excess of the Expenditures for such period shall be credited towards the Expenditures required for a succeeding period or periods.

The shares to fulfill the Share requirements set forth in section 3.1 (b) shall be issued to SPARROWTECH RESOURCES, INC. from the Treasury of the Optionee subject to resale restrictions pursuant to the Securities Act.

OPTION EXERCISE

4.1 Upon the fulfillment of the Expenditure requirements and the share requirements as set forth in section 3.1 the Optionee shall be deemed to have earned an undivided 49% interest in the Property (the "Option Exercise"), subject always to compliance with the provisions of Section 6.3 (h).

5. OPTIONOR'S RIGHTS

5.1 Except as otherwise provided in this Agreement, until the Option is exercised or terminated in accordance with the terms of this Agreement, the Optionor, its servants and agents shall have the sole and exclusive right to:

(a) Enter in, under or upon the Property and conduct Mining Work

(b) Exclusive and quiet possession of the Property;

(c) Bring upon the Property and to erect thereon such mining facilities as it may consider advisable; and

(d) Remove from the Property and dispose of for its own account ore or mineral products for the purpose of bulk sampling, pilot plant or test operations.

6. POWERS, DUTIES AND OBLIGATIONS OF OPTIONOR

6.1 Until the Option is exercised or terminated in accordance with the terms of the Agreement, the Optionor shall have full right, power and authority to do everything necessary or desirable to carry out an exploration program on the Property and to determine the manner of exploration and development of the Property and, without limiting the generality of the foregoing, the right, power and authority to:

(a) Regulate access to the Property, subject only to the right of the Optionee and its representatives to have access to the Property at all reasonable times for the purpose of inspecting work being done thereon but at their own risk and expense;

(b) Employ and engage such employees, agents and independent contractors as it may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder; and

(c) Execute all documents, deeds and instruments, do or cause to be done all such acts and things and give all such assurances as may be necessary to maintain good and valid title to the Property and each party hereby irrevocably constitutes the Optionor its true and lawful attorney to give effect to the foregoing and hereby agrees to indemnify and save the Optionor harmless from any and all costs, loss or damage sustained or incurred without gross negligence or bad faith by the Optionor directly or indirectly as a result of its exercise of its powers pursuant to this Subsection 6.1(c).

6.2 In the event of any subdivision, consolidation or other change in the share capital of the Optionee prior to the exercise in full of the Option, the number of shares to be delivered or issued to the Optionor thereafter in connection with the exercise of the Option shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Optionee. In the event the Optionee undertakes an amalgamation, merger, reorganization or other arrangement prior to the exercise in full of the Option, the number of shares to be delivered or issued to the Optionor thereafter shall be adjusted in accordance with such amalgamation, merger, reorganization or other arrangement.

6.3 Until the Option is exercised or terminated in accordance with the terms of this Agreement, the Optionor shall have the duties and obligations to:

(a) Keep the Property in good standing by the doing and filing, or payment in lieu thereof, of all necessary assessment work and payment of all taxes required to be paid and by the doing of all other acts and things and the making all other payments required to be made which may be necessary in that regard, and shall provide to the Optionee proof of such filing and payment or payment in lieu not less than 10 days before the due date of such filing or payment;

(c) Permit the Optionee and representatives, duly authorized in writing by them or either of them, access to all records prepared by the Optionor in connection with Mining Work. The Optionor shall prepare and deliver to the Optionee at reasonable intervals, but in any event not less frequently than once each calendar quarter, reports on all Mining Work conducted by the Optionor.

(d) Conduct all work on or with respect to the Property in a careful and miner like manner and in accordance with the applicable laws of the jurisdiction in which the Property is located and indemnify and save the Optionee harmless from any and all claims, suits or actions made or brought against the Optionee as a result of work done by the Optionor on or with respect to the Property;

(e) Maintain true and correct books, accounts and records of operations hereunder.

(f) During the term of the Option, the Optionor shall pay all taxes, complete and file all assessment work and make all necessary payments and do such further and other acts as may be required to maintain the Property in good standing and shall not abandon or terminate the Option at any time less than 30 days prior to the date on which any act is required to maintain the Property in good standing. These expenditures will count toward the Expenditures of Section 3.1.

(g) Provide to the Optionee copies of all news releases and other continuous disclosure documents filed or disseminated by the Optionor under securities laws of the United States and such other jurisdictions to which the Optionor may be subject, which releases or documents shall comply with appropriate disclosure standards including, without limitation, US Mining Reports.

(h) Within 90 days after the end of each period within which expenditures are required ("Qualifying Expenditures") to be made by the Optionor to maintain this Option Agreement in good standing the Optionor and before earning an interest in accordance with the provisions of Sections 3.2 or 4.1 of this agreement, shall supply to the Optionee a geological or engineering report in writing reporting in detail as to the work conducted and a report of the Qualifying Expenditures made by the Optionor. Should such reports not be available or should such reports not demonstrate expenditures sufficient to meet the required expenditures for the period covered by such report this Option Agreement may on notice in accordance with Section16.1 terminate the Option and the Secondary Option. or,

at the election of the Optionor, require additional Qualifying Expenditures to be made or require payment in lieu of such expenditures.

7. JOINT VENTURE

7.1 Upon the Optionee earning its interest under 3.2 all operations shall be conducted on a joint venture basis the basic terms of which venture shall be as set forth in Schedule "B" or such further or other terms as the parties may agree upon.

8. TERMINATION OF OPTION

8.1 In the event of default in the performance of the requirements of Section 3.1, then, subject to the provisions of Sections 8.2 and 16.1 of this Agreement, the Option and this Agreement shall terminate.

8.2 The Optionee shall have the right to terminate this Agreement by giving 30 days written notice of such termination to the Optionor and upon the effective date of such termination this Agreement shall be of no further force and effect except the Optionee shall be required to satisfy any requirements which have accrued under the provisions of this Agreement which have not been satisfied.

8.3 Notwithstanding any other provisions of this Agreement, in the event of termination of this Agreement, the Optionee shall:

(a) Deliver to the Optionor any and all reports, samples, drill cores and engineering data of any kind whatsoever pertaining to the Property or related to Mining Work, previously provided by the Optionor;

(b) Upon notice from the Optionee, the Optionor may retain ore and, at the cost of the Optionor, dispose of any such materials, supplies or equipment within one hundred and eighty (180) days of receipt of such notice by the Optionee.

9. CONFIDENTIALITY

9.1 All information and data concerning or derived from Mining Work shall be confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than a party's professional advisors without the prior written consent of the other party or parties, which consent shall not unreasonably be withheld.

10. NOTICE

10.1 Any notice, direction, or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same by telegram, telex,

telecommunication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective party set out on the first page hereof.

10.2 Any notice, direction, or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by telegram, telecommunication or other similar form of communication, be deemed to have been given and received on the day it was actually received.

10.3 Any party may at any time give notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

11. FURTHER ASSURANCES

11.1 Each of the parties covenants and agrees, from time to time and at all times, to do all such further acts and execute and deliver all such further deeds, documents and assurances as may be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

12. AREA OF INTEREST

12.01 If at any time during the subsistence of this Agreement either the Optionor or the Optionee stakes any mineral property located wholly or partly within the Area of Interest, such party give written notice of the acquisition of such Interest to the other party within 30 days of the acquisition which sufficiently describes the acquisition, including the cost thereof. Within 30 days of receiving such notice the non-acquiring party shall notify the acquiring party in writing as to whether or not it intends that the acquisition should become part of the Property. If the non-acquiring party fails to so notify the acquiring party within 30 days of receipt of the notice of the acquisition, then the acquisition shall be for the sole interest of the acquiring party and not subject to the terms of the option.

12.02 If the acquiring party is the Optionor and the Optionee has notified the Optionor of its intention that the acquisition should become part of the Property, the Optionee shall pay the Optionor within 30 days, the cost of acquisition. Upon payment of the cost of the acquisition by the Optionee, the Optionee shall become the beneficial owner of an interest in the acquisition (in the proportions set forth in this option in effect at the date of the acquisition) and the acquisition will become part of the option and is subject to the terms of this option save and except for the provisions of this Article 12.

12.03 If the acquiring party is the Optionee and the Optionor has notified the Optionee of the intention that the acquisition should become part of the Property, the Optionee shall become beneficial owner of an interest in the acquisition (in the proportions set forth in this option in effect at the date of the acquisition) and the acquisition shall

become part of the option and subject to the terms of the option, save and except for the provisions of this Article 12.

12.04 If an acquisition by the Optionee becomes part of the Property as provided for herein, the cost of the acquisition shall be credited towards the expenditures in Article 3.

13. TIME OF THE ESSENCE

13.1 Time shall be of the essence in the performance of this Agreement.

14. ENUREMENT

14.1 This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

15. FORCE MAJEURE

15.1 No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control including, but not limited to, acts of God, fire, storm, flood, explosion, strikes, lockouts or other industrial disturbances, acts of public enemy, war, riots, laws, rules and regulations or orders of any duly constituted governmental authority, or non-availability of materials or transportation (each an "Intervening Event").

15.2 All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

15.3 A party relying on the provisions of Section 14.1 hereof, insofar as possible, shall promptly give written notice to the other party of the particulars of the Intervening Event, shall give written notice to all other parties as soon as the Intervening Event ceases to exist, shall take all reasonable steps to eliminate any Intervening Event and will perform its obligations under this Agreement as far as practicable, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

16. DEFAULT

16.1 If a party (the "Defaulting Party") is in default of any requirement herein set forth, the party affected by such default (the "Non-Defaulting Party") shall give written notice to all other parties within thirty (30) days of becoming aware of such default, specifying the default, and the Defaulting Party shall not lose any rights under this Agreement, nor shall the Agreement or the Option terminate, nor shall the Non-Defaulting Party have any rights, remedies or cause of action pursuant to this Agreement, or otherwise hereunder as a result of such default, unless within ten (10) days after the giving of notice of default by the Non-Defaulting Party, the Defaulting Party has failed to cure the default by the appropriate performance, and if the Defaulting Party fails within such period to cure such default, the

Non-Defaulting Party shall only then be entitled to seek any remedy it may have on account of such default.

17. TRANSFERS

17.01 The Optionee with the consent of the Optionor shall have had and obtained, such consent to be not unreasonably withheld, may at any time during the Option Period sell, transfer or otherwise dispose of all or any portion of its interest in the Property and/or its rights and obligations under this Agreement; provided that any purchaser, grantee or transferee of any such interest delivers to the Optionor its agreement related to this Agreement and to the Property, containing:

(a) A covenant by such transferee to perform all the obligations of the Optionee to be performed under this Agreement in respect of the interest to be acquired by it from the Optionee to the same extent as if this Agreement had been originally executed by such transferee as principal obligant; and

(b) A provision subjecting any further sale, transfer or other disposition of such interest in the Property and/or this Agreement or any portion thereof to the restrictions contained in this section;

And further provided that any shares delivered to the Optionor in connection with the exercise of the Option must be shares of the Optionee, unless otherwise agreed in writing by the Optionor.

17.02 No assignment by the Optionee of any interest less than its entire interest in this Agreement shall, as between the Optionee and the Optionor, discharge it from any of its obligations hereunder, but upon the transfer by the Optionee of the entire interest at the time held by it in this Agreement (whether to one or more transferees and whether in one or in a number of successive transfers), the Optionee shall be deemed to be discharged from all obligations hereunder save and except for obligations which arose prior to the date of transfer.

17.03 If the Optionor or the Optionee (the "Vendor") should at any time after exercise of the Option receive a bona fide offer from an independent third party (the "Proposed Purchaser") dealing at arm's length with the Vendor to purchase all or substantially all of its interest in and to the Property, which offer the Vendor desires to accept, or if the Vendor intends to sell all or substantially all of its interest in and to the Property, the Vendor shall first make an offer (the "Offer") of such interest in writing to "the Offeree" upon terms no less favourable than those offered by the Proposed Purchaser or intended to be offered by the Vendor, as the case may be.

17.04 Each Offer shall specify the price and terms and conditions of such sale, the name of the Proposed Purchaser (which term shall, in the case of an intended offer by the Vendor, mean the person or persons to whom the Vendor intends to offer its interest) and, if the offer received by the Vendor from the Proposed Purchaser provides for any consideration payable

to the Vendor or otherwise than in cash, the Offer shall include the Vendor's good faith estimate of the cash equivalent of the non-cash consideration.

17.05 If within a period of 60 days of the receipt of the Offer, the Offeree notifies the Vendor in writing that it will accept the same, the Vendor shall be bound to sell such interest to the Offeree (subject as hereinafter provided with respect to price) on the terms and conditions of the Offer.

17.06 If the Offer so accepted by the Offeree contains the Vendor's good faith estimate of the cash equivalent consideration as aforesaid, and if the Offeree disagrees with the Vendor's best estimate, the Offeree shall so notify the Vendor at the time of acceptance and the Offeree shall, in such notice, specify what it considers, in good faith, the fair cash equivalent to be and the resulting total purchase price.

17.07 If the Offeree so notifies the Vendor, the acceptance by the Offeree shall be effective and binding upon the Vendor and the Offeree and the cash equivalent of any such non-cash consideration shall be determined by binding arbitration under the relevant Commercial Arbitration Act of Ontario, or such similar Act as may apply, and shall be payable by the Offeree, subject to prepayment as hereinafter provided, within 60 days following its determination by arbitration; and the Offeree shall in such case pay to the Vendor, against receipt of an absolute transfer of clear and unencumbered title to the interest of the Vendor being sold, the total purchase price which is specified in its notice to the Vendor and such amount shall be credited to the amount determined following arbitration of the cash equivalent of any non-cash consideration.

17.08 If the Offeree fails to notify the Vendor before the expiration of the time limited therefore that it will purchase the interest offered, the Vendor may sell and transfer such interest to the Proposed Purchaser at the price and on the terms and conditions specified in the Offer for a period of 60 days, provided that the terms of this paragraph shall again apply to such interest if the sale to the Proposed Purchaser is not completed within the said 60 days.

17.09 Any sale hereunder shall be conditional upon the Proposed Purchaser delivering a written undertaking to the Offeree, in form and substance satisfactory to its counsel, to be bound by the terms and conditions of this Agreement.

18. SEVERABILITY

18.1 If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

19. AMENDMENT

19.1 This Agreement may not be changed orally but only by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

20. ENTIRE AGREEMENT

20.1 This Agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof.

21. OPTION ONLY

21.1 This Agreement provides for an option only, and except as specifically provided otherwise, nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments hereunder and any act or acts or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment.

22. GOVERNING LAW AND ARBITRATION

21.1 This Agreement shall be governed by and interpreted in accordance with the laws of the State of Nevada and the federal laws of the United States of America applicable therein and the parties hereby irrevocably attorn to the jurisdiction of the Courts and mediation/arbitral authorities of the State of Nevada.

22.2 Any dispute arising between the parties shall if possible be settled by mediation. Failing resolution by mediation, the matter shall be determined by binding arbitration conducted under the Commercial Arbitration Act and the place of arbitration shall be Nevada, USA.

IN WITNESS WHEREOF the Optionee and the Optionor have executed this Agreement as of the day first set forth above.

SPARROWTECH RESOURCES INC.
Per:

____
Authorized Signatory-President Cornelia Volino

URANIUM HUNTER, INC.
Per:

____
Authorized Signatory-President Reno J. Calabrigo

SCHEDULE "B"

Attached to and forming part of an Option Agreement **URANIUM HUNTER, INC**. and **SPARROWTECH RESOURCES, INC** made as of April 21, 2009.

Eagle Nest Property List of Claims

2 Mining Claims located in La Paz County, Arizona USA:

BLM/AMC No.	County	D.A.R #ID	Page/Fee No.	Renewal Date	Unit Size
294529	La Paz	D.A.R. #1	88-6964	August 09	1
294535	La Paz	D.A.R. #7	88-6970	August 09	1
Total					2

<u>**SCHEDULE "C"**</u>

JOINT VENTURE TERMS

1. Participating Interests

Initial interests and initial investments of Sparrowtech Resources, Inc. and the /Optionee will be as set forth in the Option agreement

2. Management Committee

The joint venture will be under the management of a management committee consisting of one representative of each participant and at least one alternate representative. A quorum for any Management Committee meeting shall be present if the representatives of all parties are present. The representative of the Operator shall be the chairman of Management Committee meetings. The Management Committee shall decide every question submitted to it by a vote with each representative being entitled to cast that number of votes which is equal to it's party's interest percentage. The Management committee shall make decisions by simple majority.

3. Operator

(a) The Optionor will be the first operator and remain so unless its interest is reduced below 50% or it resigns. Upon the Optionor ceasing as operator, the Management Committee shall thereupon select another party to become Operator.

(b) The non-operator may refer a question of operator default to arbitration if it is outvoted on a management committee motion to remove the operator for default.

(c) The operator must keep the property in good standing and free of encumbrances, comply with laws, and maintain proper books and accounts and adequate insurance.

(d) The operator must conduct joint venture activities according to approved programs and budgets, with sole responsibility for non-approved overruns exceeding 20% on exploration programs and 10% on development and other programs, and otherwise in accordance with good mining practices.

(e) The operator will have the right to cash call in advance to cover anticipated approved program expenditures, including a reasonable amount of working capital.

(f) The operator's charges for management will be: 10% of exploration costs, reduced to 5% on any single third party contract exceeding $50,000; 1% of construction costs; and 2% of mine operating costs. This charge is intended as a reimbursement of the costs of the time incurred by head office management and support functions in respect of approved programs on the Claims, which is not

otherwise billed as a cost. The charge has been established as an estimate of anticipated management and administrative costs and on the basis that the party acting as Operator shall not profit nor suffer loss by virtue of acting in its capacity as Operator providing these services.

(g) After commencement of commercial production the operator will have a lien on the non operator's interest to secure the non operator's cost share of expenditures and the right to advance the cost share of a party in default, any such advances to be accounted for in dilution formulae outlined in Sections 5 (c) and 5 (d) of this Schedule.

(h) Prior to a production decision, the operator will submit annual exploration programs for management committee approval, and will report on results on a quarterly basis.

(i) Unless a feasibility study was delivered prior to the formation of the joint venture, the Management Committee may approve a program which contemplates the preparation of a feasibility report at such time, if any, as it deems fit.

(j) A development program will be prepared by operator based on a feasibility study approved by the Management Committee.

(k) Each party must finance its own cost share of development costs, with the right to pledge its interest for such purpose.

(l) After commencement of commercial production, operator will submit annual operating programs for management committee approval.

4. **Participation in Programs and Dilution**

(a) Parties will have an election as to whether to participate in any approved exploration program or approved development program up to the amount of its interest at such time.

(b) Electing to participate in an approved program will make a participant liable for its agreed cost share of all expenditures for that program.

(c) Electing not to participate in an approved program will result in dilution of interest, i.e. each party's interest will be calculated as follows:

$$\frac{AB + Y}{B + C}$$

(Where:

A = the interest of the party being diluted prior to the start of the Relevant Program, as defined below;

B = the sum of all deemed and prior contributions of all parties prior to the start of the Relevant Program;

Y = the actual contributions (if any) of the diluting party to the Relevant Program; and

C = the total amount actually contributed by all parties to the Relevant Program; and

"**Relevant Program**" means a program to which the diluting party elected not to contribute and the Program is subsequently funded by the other party increasing its contribution by the amount of the shortfall.)

And the contributing party's interest will be correspondingly increased.

(d) Notwithstanding (c) above, in the case of a development program which involves construction of mining facilities and bringing a mine to commercial production based on a feasibility study, a party electing to participate in such program in an amount less than its interest at the time (including not to participate at all) will result in dilution of such party's interest to that percentage of budgeted expenditures which it has agreed to contribute, subject to (f) below.

(e) Until commencement of commercial production, a participant's failure to pay its cost share of an approved program after electing to participate will constitute default and result in double dilution of interest, i.e. the defaulting party's interest will be:

$$\frac{AB + Y}{2[B + C]}$$

(A, B, Y and C having the meanings given above.)

And the non-defaulting party's interest will be correspondingly increased.

After commencement of commercial production, a participant's failure to pay its cost share of an approved program after electing to participate will constitute default and result in dilution of interest, such that the defaulting party's interest will be:

$$\frac{AB + Y}{B + 2C}$$

(A, B, Y and C having the meanings given above.)

And the non-defaulting party's interest will be correspondingly increased.

(f) Dilution to 10% will affect a deemed surrender of an interest in the joint venture, and conversion of such interest to a 2.0% net smelter royalty, which will be in a form to be agreed by the parties.

5. Disposition of Production

(a) Each participant shall have the right to take its share of production in kind.

(b) The operator will be free to sell the share of production of any participant who fails to take its share in kind or make arrangements for sale, deducting its costs and expenses from the proceeds.

6. **Transfers of Interests**

(a) Any transfer of interest in the property and the joint venture agreement will be subject to a right of first offer of the other participant substantially in the form set forth in the Option Agreement under the heading " Transfers". Such a transfer cannot be made without the consent of the other party, which consent cannot be unreasonably withheld, and is subject to the transferee agreeing to be bound by the terms of the Joint Venture Agreement.

(b) No encumbrances of any interest will be permitted except for financing of development and then subject to the joint venture agreement.

7. **Withdrawal and Winding Up**

No withdrawal by a party or winding up of the joint venture will be permitted without adequate payment of or security for reclamation and closure costs.

8. **Dispute Resolution**

Arbitration administered by the Nevada International Commercial Arbitration Centre.

9. **Other**

(a) Force majeure

(b) Confidentiality

(c) Subject to Nevada law.